June 13, 2005


Mr. Michael A. Bardell
Chief Financial Officer
Dynamic Oil & Gas, Inc.
#230-10991 Shellbridge Way
Richmond, British Columbia V6X 3C6
Canada

	Re:	Dynamic Oil & Gas, Inc.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		File No. 0-17551

Dear Mr. Bardell:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. Please include the most recent fiscal year covered by your report on the front page of your filing to comply with the form requirements.



Operating and Financial Review and Prospects, page 41

Executive Overview

2. We note your disclosures in your executive overview, financial results, and selective financial data of various measures labeled "cash flows from operations," which are not commensurate with the amounts reported as cash flows provided by operating activities in your statements of cash flows. Additionally, we note your disclosure on page 8 indicating these non-GAAP measures demonstrate your ability
"...to generate the cash flow necessary to fund future growth through capital investment and to repay debt." The disclosure of non-GAAP liquidity measures that exclude the effects of changes in working capital items, which are typically settled in cash, is not generally permissible under the guidance in Item 10(e)ii(A) of Regulation S-K.


Financial Statements, page F-1

General

3. We note that you have not disclosed your accounting policies for either exploratory drilling costs or buy/sell arrangements.
Please
submit the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm.


Statement of Operations and Deficit Retained Earnings, page F-3

4. We note that you present unlabeled subtotals of revenues less royalties and production costs, but excluding amortization and depletion and exploration expense; and that you also present a measure of earnings from operations excluding these items. Similarly, you present unlabeled subtotals within the operating section of your Statements of Cash Flows on page F-4. Tell us how you characterize the unlabeled items and explain the significance that you impart to each of these measures, and which you believe would be helpful for your readers to understand.






Engineering Comments

Business Overview, page 19

Concentration of Operations, page 20

5. You indicate that the St. Albert property is your main producing property with it contributing 69% of your production. In future filings, please expand your disclosure to include all the requirements of Item 102 of Regulation S-K such as reserves, development and the nature of your interest.


Estimated Reserves of Crude Oil, Natural Gas and Natural Gas
Liquids,
page 28

Reconciliation of Company Interest Proved Reserves (After
Royalties),
page 30

6. We note the 22% negative reserve revision in 2004. In as much detail as necessary, please explain this revision to us. You may submit technical evidence such as production decline curves, cumulative production over time, pre-drilling reserve estimates versus post-drilling results, etc. We may have further comments.


Net Present Value of Reserves, page 30

7. We note that you only provide the net present value of reserves before income tax. FASB 69 requires that you provide the Standardized Measure of Net Present Value which is the Net Present Value of reserves after tax. In future filings, please include this or tell us why it is not necessary.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jon Duersch at (202) 551-3719 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Michael A. Bardell
Dynamic Oil & Gas, Inc.
June 13, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05